********************************************

          SPECIMEN - NOT AN OFFICIAL FILING

     ********************************************



THIS SUBMISSION CONTAINS AN INVALID EFFECTIVENESS
DATE AND SHOULD GET FEE CHECKED, THEN SUSPENDED
FROM THE ACCEPTOR WHICH WILL CAUSE A RELEASE FUNDS
TRANSACTIONS.